EXHIBIT 99.1

North American Construction Group Ltd. Announces Results for the Third Quarter Ended September 30, 2021

ACHESON, Alberta, Oct. 27, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the third quarter ended September 30, 2021. Unless otherwise indicated, financial figures are expressed in Canadian dollars and comparisons are to the prior period ended September 30, 2020.

Third Quarter 2021 Highlights:

  Adjusted EBITDA of $47.5 million was 28% higher than prior year adjusted EBITDA of $37.1 million reflecting improved operating conditions from the prior year, consistently increasing demand for our heavy equipment fleet and a step change in scope being completed by the Nuna Group of Companies ("Nuna").
  Gross profit of $21.7 million or 13.1% continued to reflect the macro impacts of COVID-19 but was also impacted by equipment maintenance completed in anticipation of a busy winter season. The operational impacts of safety protocols and workforce availability are estimated to have impacted gross profit by approximately $3.0 million net of government assistance and wage subsidy programs.
  Free cash flow ("FCF") in the quarter of $10.0 million was generated from strong adjusted EBITDA less sustaining capital expenditures but was noticeably impacted by deferred timing of cash receipts from our various joint ventures which we expect to receive in the normal course.
  Senior debt was $274.0 million as at September 30, 2021, a decrease of $79.2 million from the December 31, 2020 balance as proceeds from newly issued debentures were used to reduce senior debt.
  On July 21, 2021, we announced a contract amendment to a multiple use agreement between the Mikisew North American Limited Partnership and a major oil sands producer. We anticipate our share to be approximately $175 million in additional revenue over the remainder of the agreement.
  On September 14, 2021, we announced a contract award to Mikisew North American Limited Partnership ("MNALP") by a major oil sands producer. The contract extends the existing master service agreement between us and the producer to December 2023 but transitions to MNALP as the contractor. We anticipate the contract to generate approximately $275 million in revenue over the term of the agreement.
  On September 29, 2021, we announced amendment and extension of our senior secured credit facility which extended the facility date by one year with a new maturity date of October 8, 2024. In addition to the extension of existing favourable terms, amendments have also been incorporated that provide us a greater flexibility in operating through joint ventures, including joint ventures related to larger contracts under public-private-partnership financing models.

NACG President and CEO, Joseph Lambert, commented: “Thankfully, our Q3 financial performance was much more stable than Q2 and the consistency in operating conditions allowed for predictable results. Our operating margins continue to be impacted by the necessary safety protocols in place at the various mine sites, but the impacts were far less severe than last quarter. The financial close of the Fargo-Moorhead project and the seamless integration of DGI Trading are strong milestones in our strategy to diversify our business. That said, the resumption of work at Fort Hills and the contract amendments recently secured with oil sands producers illustrates the strength of this region and we remain committed to serving these customers.

Without taking our eye off of this critical Q4, we look to 2022 and have provided our range of outcomes based on the projects we currently have in place. I am, of course, keenly aware of the exciting momentum we feel internally here at NACG but it really shows up quantitatively when we look at the estimates for next year. We see the goals ahead of us and are focused on execution."

Consolidated Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2021	2020(iii)	2021	2020(iii)
Revenue	$165,962	$93,563	$473,142	$362,392
Project costs	63,301	27,841	155,460	100,789
Equipment costs	59,524	32,095	171,363	129,419
Depreciation	21,426	18,845	78,966	62,534
Gross profit	$21,711	$14,782	$67,353	$69,650
Gross profit margin(i)	13.1%	15.8%	14.2%	19.2%
General and administrative expenses (excluding stock-based compensation)	7,136	3,698	20,074	16,225
Stock-based compensation expense (benefit)	(62)	1,756	9,963	(2,895)
Interest expense, net	4,845	4,428	13,782	14,221
Net income	13,973	6,830	36,100	39,164

Adjusted EBITDA(i)	47,538	37,098	151,049	129,143
Adjusted EBITDA margin(i)(ii)	22.7%	31.2%	26.2%	31.2%

Per share information
Basic net income per share	$0.49	$0.23	$1.28	$1.41
Diluted net income per share	$0.44	$0.22	$1.16	$1.28
Adjusted EPS(i)	$0.50	$0.26	$1.47	$1.38

(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in accounting policy - Basis of presentation".

Free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Cash provided by operating activities	$32,185	$1,612	$99,285	$84,057
Cash used in investing activities	(31,762)	(21,913)	(74,968)	(87,669)
Capital additions financed by leases	(4,175)	(886)	(19,198)	(27,882)
Add back:
Growth capital additions	13	4,235	60	34,487
Acquisition of DGI Trading Pty Limited	13,724	—	13,724	—
Free cash flow(i)	$9,985	$(16,952)	$18,903	$2,993

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in accounting policy - Basis of presentation".

Declaration of Quarterly Dividend

On October 26th, 2021, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of four Canadian cents ($0.04) per common share, payable to common shareholders of record at the close of business on November 30, 2021. The Dividend will be paid on January 7, 2022 and is an eligible dividend for Canadian income tax purposes.

Financial Results for the Three Months Ended September 30, 2021

Revenue was $166.0 million, up from $93.6 million in the same period last year. revenue has increased as a result of the continuation of previously delayed work, as well as an increased demand for our services on new projects. In the quarter, we re-mobilized equipment to the Fort Hills mine and began completing earthwork, overburden, and heavy civil construction activities, which is expected to continue for the remainder of the year. The suspension of work at the Fort Hills mine caused a reduction in year-over-year revenue which has returned to a more normalized level in Q3. The demand for mine support work and equipment rental support at the Kearl mine remained strong for the quarter which was complemented by the completion of a haul truck rebuild and a dozer repair through our external maintenance program. Outside of our operations in the Fort McMurray region, revenue was positively impacted by the acquisition of Australian component supplier DGI Trading PTY Limited. Our share of Nuna's revenue, which is consolidated in equity earnings, was $45.8 million in Q3 2021.

Gross profit margin of 13.1% was down from the prior year driven manpower shortages from isolation and vaccination requirements which increased overtime and other operating costs. Additionally, the margin was impacted by increased equipment maintenance activities as we performed services to ensure our fleet is operating at full capacity for the large demand of work ahead of us. Partially offsetting these decreases were the operating performance related to the newly awarded scopes at the Fort Hills mine and the profit generated from our acquisition of DGI trading.

Direct general and administrative expenses (excluding stock-based compensation benefit) were $7.1 million, equivalent to 4.3% of revenue, higher than Q3 2020 of $3.7 million and 4.0% driven by lower wage subsidies.

Cash related interest expense for the quarter of $4.5 million represents an average interest rate of 4.3% as we continue to benefit from both reductions in posted rates as well as the competitive rates in equipment financing.

Free cash flow of $10.0 million in the quarter was positively impacted by higher profitability and changes related to working capital balances due to the acquisition of DGI. In addition, positive cash flow of $23.8 million was generated by adjusted EBITDA of $47.5 million detailed above offset by sustaining capital additions of $19.8 million and cash interest paid of $4.0 million. Sustaining maintenance expenditures remained consistent with the expectations of the 2021 capital maintenance plan reflecting necessary maintenance in anticipation of our busy winter season.

BUSINESS UPDATES

Focus & Priorities for the Remainder of 2021

  Safety - focus on people and relationships as we emerge from the pandemic, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
  Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
  Diversification - continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.
  Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.

Contract Award and Extension

On September 14, 2021, we announced a contract award to Mikisew North American Limited Partnership ("MNALP") by a major oil sands producer. The contract effectively extends the existing master service agreement between NACG and the producer to December 2023 but transitions to MNALP as the contractor. NACG anticipates the contract to generate approximately $275 million in revenue for NACG over the term of the agreement.

Increase in Committed Scope from Contract Amendment

On July 21, 2021, the Company announced a contract amendment to a multiple use agreement between the Mikisew North American Limited Partnership and a major oil sands producer. The agreement has an expiration date of December 2023 and the Company anticipates its share to be approximately $175 million in additional revenue over the remainder of the agreement.

Issuance of $75 million of Convertible Debentures

On June 1, 2021 we closed an offering of 5.50% convertible unsecured debentures for gross proceeds of $65 million. On June 4, 2021, underwriters exercised their over-allotment option, in full, to purchase an additional $9.8 million for aggregate gross proceeds of $74.8 million. The majority of proceeds have been deployed to decrease senior debt through reducing the balance on our credit facility.

Total liquidity of $189.7 million as at September 30, 2021 represents an increase of $42.1 million over the December 31, 2020 balance. Liquidity is primarily provided by the terms of our $325.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA and is scheduled to expire in October 2023.

Normal Course Issuer Bid ("NCIB")

On April 9, 2021, we commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the nine months ended September 30, 2021, we purchased and subsequently cancelled 37,000 shares under this NCIB, which resulted in a decrease of common shares of $0.3 million and a decrease to additional paid-in capital of $0.2 million. To comply with applicable securities laws, no more than 1,497,476 voting common shares will be purchased on the New York Stock Exchange ("NYSE") or alternative trading systems. This NCIB will be terminated no later than April 8, 2022.

NACG’s Outlook for 2021-22

Given project visibility, management has decided to provide stakeholders with guidance through 2022. This guidance is predicated on projects currently in place and the heavy equipment fleet that we own and operate.

Key measures	2021	2022
Adjusted EBITDA	$205 - $215M	$215 - $245M
Sustaining capital	$95 - $105M	$110 - $120M
Adjusted EPS	$1.95 - $2.15	$2.15 - $2.55
Free cash flow	$65 - $85M	$95 - $115M

Capital allocation measures
Deleverage	$15 - $35M
Share purchases	$17 - $35M
Growth capital and acquisitions	$25 - $35M

Leverage ratios
Senior debt	1.1x - 1.5x
Net debt	1.7x - 2.1x

Conference Call and Webcast

Management will hold a conference call and webcast to discuss our financial results for the quarter ended September 30, 2021 tomorrow, Thursday, October 28, 2021 at 7:00 am Mountain Time (9:00 am Eastern Time).

The call can be accessed by dialing:
Toll free: 1-844-248-9143
International: 1-216-539-8612
Conference ID: 3877776

A replay will be available through November 28, 2021, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 3877776

The Q3 2021 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at:

https://onlinexperiences.com/Launch/QReg/ShowUUID=905E6D5A-D5F0-4582-81D8-BB2022992279

A replay will be available until November 28, 2021 using the link provided.

Basis of Presentation

We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2021 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q3 2021 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.

Change in significant accounting policy - Basis of presentation

Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative periods. For full disclosure, refer to note 14 in our Financial Statements for September 30, 2021.

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.

The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and nine months ended September 30, 2021. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Non-GAAP Financial Measures

This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "total combined revenue", "equity investment depreciation and amortization", "adjusted EPS", "margin", "net debt", "senior debt", "sustaining capital", "growth capital", "cash provided by operating activities prior to change in working capital" and "free cash flow". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis filed concurrently with this press release.

A reconciliation of total reported revenue to total combined revenue is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Revenue from wholly-owned entities per financial statements	165,962	93,563	473,142	362,392
Share of revenue from investments in affiliates and joint ventures	43,274	25,279	104,186	51,094
Total combined revenue(i)	$209,236	$118,842	$577,328	$413,486

(i)See "Non-GAAP Financial Measures"
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in accounting policy - Basis of presentation".

A reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(iii)	2021	2020(iii)
Net income	$13,973	$6,830	$36,100	$39,164
Adjustments:
Loss (gain) on disposal of property, plant and equipment	264	(193)	(348)	637
Stock-based compensation expense (benefit)	(62)	1,756	9,963	(2,895)
Net realized gain on derivative financial instrument	—	(551)	(2,737)	(837)
Write-down on assets held for sale	—	—	700	1,800
Tax effect of the above items	(48)	(391)	(2,211)	565
Adjusted net earnings(i)	14,127	7,451	41,467	38,434
Adjustments:
Tax effect of the above items	48	391	2,211	(565)
Interest expense, net	4,845	4,428	13,782	14,221
Income tax (benefit) expense	2,388	3,959	6,798	10,945
Equity earnings in affiliates and joint ventures(i)	(6,833)	(5,145)	(16,279)	(7,810)
Equity investment EBIT(i)	9,489	5,345	19,544	8,609
Adjusted EBIT(i)	24,064	16,429	67,523	63,834
Adjustments:
Depreciation and amortization	21,617	19,068	79,092	63,016
Write-down on assets held for sale	—	—	(700)	(1,800)
Equity investment depreciation and amortization(i)	1,857	1,601	5,134	4,093
Adjusted EBITDA(i)	47,538	37,098	151,049	129,143
Adjusted EBITDA margin(i)(ii)	22.7%	31.2%	26.2%	31.2%

(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in accounting policy - Basis of presentation".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2021	2020(ii)	2021	2020(ii)
Equity earnings in affiliates and joint ventures	$6,833	$5,145	$16,279	$7,810
Adjustments:
Interest (income) expense, net	(94)	79	70	227
Income tax expense	2,768	193	3,081	249
(Gain) loss on disposal of property, plant and equipment	(18)	(72)	114	323
Equity investment EBIT(i)	$9,489	$5,345	$19,544	$8,609

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in accounting policy - Basis of presentation".

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca

Interim Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)
(Unaudited)

	September 30, 2021	December 30, 2021(i)
Assets
Current assets
Cash	$15,021	$43,447
Accounts receivable	66,427	36,231
Contract assets	10,512	7,008
Inventories	49,352	19,151
Prepaid expenses and deposits	6,542	4,977
Assets held for sale	723	4,129
Derivative financial instruments	—	4,334
	148,577	119,277
Property, plant and equipment, net of accumulated depreciation of $331,617 (December 31, 2020 – $302,682)	646,256	632,210
Operating lease right-of-use assets	15,820	18,192
Investments in affiliates and joint ventures	52,936	46,263
Other assets	7,355	6,336
Goodwill and intangible assets	3,988	378
Deferred tax assets	—	16,407
Total assets	$874,932	$839,063
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$70,787	$41,428
Accrued liabilities	23,833	19,382
Contract liabilities	1,892	1,512
Current portion of long-term debt	19,540	16,263
Current portion of finance lease obligations	26,416	26,895
Current portion of operating lease liabilities	3,333	4,004
	145,801	109,484
Long-term debt	337,609	341,396
Finance lease obligations	35,584	42,577
Operating lease liabilities	12,475	14,118
Other long-term obligations	26,426	18,850
Deferred tax liabilities	54,014	64,195
	611,909	590,620
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2021 - 30,002,028 (December 31, 2020 – 31,011,831))	246,815	255,064
Treasury shares (September 30, 2021 - 1,561,696 (December 31, 2020 - 1,845,201))	(17,735)	(18,002)
Additional paid-in capital	36,257	46,536
Deficit	(2,308)	(35,155)
Accumulated other comprehensive loss	(6)	—
Shareholders' equity	263,023	248,443
Total liabilities and shareholders’ equity	$874,932	$839,063

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in accounting policy - Basis of presentation".

Interim Consolidated Statements of Operations and Comprehensive Income

(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020(i)	2021	2020(i)
Revenue	$165,962	$93,563	$473,142	$362,392
Project costs	63,301	27,841	155,460	100,789
Equipment costs	59,524	32,095	171,363	129,419
Depreciation	21,426	18,845	78,966	62,534
Gross profit	21,711	14,782	67,353	69,650
General and administrative expenses	7,074	5,454	30,037	13,330
Loss (gain) on disposal of property, plant and equipment	264	(193)	(348)	637
Operating income	14,373	9,521	37,664	55,683
Interest expense, net	4,845	4,428	13,782	14,221
Equity earnings in affiliates and joint ventures	(6,833)	(5,145)	(16,279)	(7,810)
Net realized gain on derivative financial instrument	—	(551)	(2,737)	(837)
Income before income taxes	16,361	10,789	42,898	50,109
Current income tax expense	572	470	572	487
Deferred income tax expense	1,816	3,489	6,226	10,458
Net income	13,973	6,830	36,100	39,164
Other comprehensive loss
Unrealized foreign currency translation loss	6	—	6	—
Comprehensive income	$13,967	$6,830	$36,094	$39,164
Per share information
Basic net income per share	$0.49	$0.23	$1.28	$1.41
Diluted net income per share	$0.44	$0.22	$1.16	$1.28

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in accounting policy - Basis of presentation".